EXHIBIT 2.1
CONTRIBUTION AGREEMENT

This CONTRIBUTION AGREEMENT (“Agreement”) is entered into as of July 30, 2009 (the “Effective Date”), by and among QN Diagnostics, LLC, a Delaware limited liability company (“Company”), QuantRx Biomedical Corporation, a Nevada corporation (“QuantRx”), and NuRx Pharmaceuticals, Inc., a Nevada corporation (“NuRx”), with reference to the following facts:

WHEREAS, QuantRx has developed and/or is developing the Lateral Flow Strip, the A-Reader and the Q-Reader (each as defined below).

WHEREAS, Company desires to obtain from QuantRx and QuantRx desires to grant, sell, convey, transfer, assign, release and deliver to Company, on the terms and subject to the conditions of this Agreement, all its such rights, interests and property relating to the Lateral Flow Strip, the A-Reader and the Q-Reader (collectively, the “Lateral Flow Products”).

WHEREAS, pursuant to Section 5.1 of the LLC Agreement, dated as of the date hereof, by and between QuantRx and NuRx (the “LLC Agreement”), and as part of the QuantRx Initial Contribution (as defined in the LLC Agreement), QuantRx wishes to contribute the Lateral Flow Products to the Company in exchange for which QuantRx shall become a Member (as defined in the LLC Agreement) of the Company and shall receive the Membership Interest (as defined in the LLC Agreement) in the Company specified in Section 5.3 of the LLC Agreement.

WHEREAS, NuRx is the owner of a fifty percent interest in the Company, and is interested in and benefits from the transactions described in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements contained below, the parties agree as follows:

ARTICLE 1

CONTRIBUTION OF ASSETS

1.1           Contribution.

 (a)           On the Closing Date (as defined in Article 7 below), QuantRx agrees to sell, transfer, assign and deliver to Company and Company agrees to purchase, accept and acquire from QuantRx, free and clear of all Encumbrances (as defined in Section 2.3), all of QuantRx’s right, title and interest in and to the assets (the “Intellectual Property Assets”) of QuantRx described in Exhibit A-1 attached hereto and incorporated herein by this reference.  On the Closing Date, in addition to any other documents required hereunder, QuantRx shall execute and deliver to Company:  (i)  the General Conveyance and Assignment in the form attached hereto as Exhibit B (“General Conveyance”), (ii) the Development and Services Agreement in the form attached hereto as Exhibit C (the “Development Agreement”), (iii) the Patent Assignment in the form attached hereto as Exhibit D (“Patent Assignment”), (iv) the Trademark Assignment in the form attached hereto as Exhibit E, (“Trademark Assignment”), and (v) the Non-Competition Agreement in the form attached hereto as Exhibit F (“Non-Competition Agreement”).  In addition, on the Closing Date, QuantRx shall simultaneously take all additional steps and execute all additional documents and instruments as may be reasonably necessary to put Company in possession and complete operating control of the Assets and to transfer all of QuantRx’s right, title and interest in and to the Intellectual Property Assets to Company.  The documents and instruments that QuantRx is required to deliver to Company under this Section 1.1 shall be the “Conveyance Documents.”

 (b)           In addition, upon the request of the JV Board (as defined in the LLC Agreement), QuantRx agrees to sell, transfer, assign and deliver to Company and Company agrees to purchase, accept and acquire from QuantRx, free and clear of all Encumbrances (as defined in Section 2.3), all of QuantRx’s right, title and interest in and to the assets (the “Tangible Assets,” and together with the Intellectual Property Assets, the “Assets”) of QuantRx described in Exhibit A-2 attached hereto and incorporated herein by this reference.  At the time of such contribution, QuantRx shall execute and deliver the General Conveyance in the form attached hereto as Exhibit B.

1.2           Effect of Contribution.  In exchange for QuantRx Initial Contribution (as defined in the LLC Agreement), (i) QuantRx shall become a Member in the Company pursuant to the terms of the LLC Agreement, (ii) QuantRx will receive the Membership Interest set forth in Section 5.3 of the LLC Agreement, and (iii) the Capital Account (as defined in the LLC Agreement) of QuantRx will be credited in accordance with Section 5.1 of the LLC Agreement.

1.3           Tax Consequences.  The parties agree that the transfer of Assets to the Company in exchange for a 50% percentage interest in the Company is to occur, with respect to the Intellectual Property Assets, as of the Effective Date, and with respect to the Tangible Assets, as of such date to be determined by the JV Board, and is intended by the parties to this Agreement to comply with the provisions of Internal Revenue Code Section 721(a).

1.4           Assumed Liabilities.  Upon the terms and subject to the conditions set forth in this Agreement, the Company, by executing and delivering this Agreement, assumes, and agrees to pay, perform and discharge when due, any and all of the liabilities and obligations, regardless of amount, character or description, or whether accrued, contingent, determined, undetermined or otherwise, of QuantRx to the extent relating to the Intellectual Property Assets that arise after the Closing Date, except to the extent that such liabilities or obligations (a) arise from or relate to events, facts or circumstances for which QuantRx would have an indemnification obligation under Section 6.1(a)(i) or (b) are expressly retained by QuantRx under this Agreement.  By way of clarification and not of limitation of the foregoing, the Company hereby assumes the obligation of QuantRx under the Asset Purchase Agreement, dated as of the date hereof, by and between PRIA Diagnostics, LLC and QuantRx (the “PRIA Agreement”), to make, and hereby agrees to make, all of the Milestone Payments (as such term is defined in the PRIA Agreement) and payments of Royalties (as such term is defined in the PRIA Agreement) as and when such payments become due under the PRIA Agreement.  The Company shall not assume and shall not be responsible for, and QuantRx shall retain and be responsible for the issuance of the Milestone Shares (as such term is defined in the PRIA Agreement) on behalf of Company (the “QuantRx Assumed Liabilities”) and in no event shall NuRx or the Company be responsible for the QuantRx Assumed Liabilities.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF QUANTRX

For purposes of this Article 2, “Knowledge,” “Known” or similar terms mean the knowledge of the officers and directors of QuantRx, and any employees of QuantRx who have knowledge of or responsibility for the subject matter of the applicable representation and warranty.  Except as set forth in the Disclosure Schedule (the “Disclosure Schedule”), QuantRx hereby represents and warrants to Company as follows:

2.1           Corporate Organization.  QuantRx is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada.

2.2           Authorization.  The execution, delivery and performance by QuantRx of this Agreement, and all documents and instruments contemplated hereby, referenced herein or executed in connection herewith (collectively, the “Related Documents”), and the consummation by QuantRx of the transactions contemplated hereby and therein, have been duly authorized and approved by all necessary corporate proceedings of QuantRx.  This Agreement and each of the Related Documents have been duly executed and delivered by QuantRx, and each constitutes a legal, valid and binding agreement of QuantRx, enforceable against QuantRx in accordance with  its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to the enforcement of creditors’ rights.

2.3           Title; Condition of Assets.  Except as otherwise provided for in Section 2.12, QuantRx has good and marketable title to all of the Assets, free and clear of all mortgages, liens (tax or otherwise), pledges, charges, leases, encumbrances, claims or restrictions of any kind or character (the “Encumbrances”).  The Assets conform and comply with all applicable laws, regulations and ordinances, and other than those Assets constituting inventory, and to QuantRx’s Knowledge without having conducted an independent review, the Assets are in good condition with no material defects, excepting normal wear and tear.  With respect to the inventory, at the time of the Closing, the components parts of such inventory are in good condition with no material defects, excepting normal wear and tear.

2.4           No Violation.  The execution, delivery and performance of this Agreement and the Related Documents by QuantRx will not (with notice and/or the lapse of time) result in a material breach or material violation of, or constitute a material default under, QuantRx’s Articles of Incorporation, Bylaws or any material agreement to which QuantRx is a party or by which QuantRx is bound, and will not, to the best of QuantRx’s Knowledge, be in violation of any statute, judgment, order, rule or regulation in effect at the Closing Date of any court or federal, state or other regulatory authority or governmental body having jurisdiction over QuantRx or the Assets.  QuantRx is not a party to, subject to or bound by any agreement or judgment, order, writ, injunction or decree of any court or federal, state or other regulatory or governmental body that prevents or impairs the consummation of the transactions contemplated by this Agreement or the Related Documents or the rights of the Company hereunder and thereunder.

2.5           Governmental Authorities.  QuantRx is not required to submit any notice, report or other filing to any governmental or regulatory authority, nor is any consent, approval or authorization of any governmental or regulatory authority required to be obtained in connection with the consummation of the transactions contemplated hereby or in the Related Documents.

2.6           Liabilities.  QuantRx and its officers, employees or agents have not employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the transactions contemplated hereby or the Related Documents.

2.7           Assets; Accounts Receivable; Purchase Orders.  The Assets include all intellectual property, inventory and all other property in which QuantRx has any right, title or interest with respect to the Lateral Flow Products.  The Assets include all the assets necessary to operate the Lateral Flow Products so that they can be developed, made, used, marketed, manufactured, produced and sold in the same manner as the Lateral Flow Products by QuantRx prior to the Closing.  There are no notes, debts or accounts receivable relating to the Lateral Flow Products as of the Closing.  All inventory and equipment relating to the Lateral Flow Products as of the Effective Date are QuantRx’s property and have been acquired or arisen in the ordinary course of business, have not been pledged as collateral, are not held by QuantRx on consignment from others and are being conveyed to Company pursuant to the General Conveyance.  All inventory and equipment relating to the Lateral Flow Products are listed in Schedule 2.7 of the Disclosure Schedule.  Except as set forth in the Disclosure Schedule, QuantRx has provided no express warranties or guarantees relating to the Lateral Flow Products.

2.8           Litigation.  There are no claims, actions, litigation, suits, proceedings or investigations pending or, to the Knowledge of QuantRx, threatened against or affecting any of the Assets, the Lateral Flow Products or the consummation of the transactions contemplated hereby or the Related Documents, at law or in equity or before or by any governmental or regulatory authority, agency or instrumentality or before any arbitrator of any kind, and, to the Knowledge of QuantRx, there is no valid basis for any such claim, action, litigation, suit, proceeding or investigation.  To the Knowledge of QuantRx, no governmental or regulatory authority, agency or instrumentality has at any time challenged or questioned the legal right of QuantRx to sell, market, make or use any Lateral Flow Products or relating to the Assets.

2.9           Contracts.  A true copy of each material agreement, instrument, commitment, contract or other obligation to which QuantRx is a party or is bound relating in any way to the Assets or the Lateral Flow Products or activities conducted related thereto, or to which the Assets are subject (collectively, the “Material Contracts”) has been provided to Company’s counsel prior to Closing and an accurate listing of same has been set forth in the Disclosure Schedule.  All Material Contracts are in full force and effect and are valid, binding and enforceable in accordance with their respective terms; to the Knowledge of QuantRx, all parties to such Material Contracts have complied with the provisions thereof; to the Knowledge of QuantRx, (a) no such party is in default under any of the terms thereof and (b) no event has occurred that (with the passage of time and/or the giving of notice) would constitute a default by any party under any provision thereof.  No consent, approval or authorization of any third party on the part of QuantRx under a Material Contract is required in connection with the consummation of the transactions contemplated hereunder.

2.10         Compliance with Law.  QuantRx is, in connection with the Lateral Flow Products and the ownership and use of the Assets, in material compliance with all applicable foreign, federal, state or local laws, statutes, rules, regulations, ordinances, codes, orders, licenses, franchises, permits, authorizations and concessions (collectively, “Regulations”).

2.11         Licenses.  The Disclosure Schedule contains a list of all approvals, authorizations, consents, licenses, franchises, orders and other permits of, and filings with, any governmental authority, whether foreign, federal, state or local (“Permits”), which are required in connection with the ownership, handling, use, sale or possession of the Assets, the noncompliance with which would have a material adverse effect on Company or the Assets.

2.12         Intangible Property Rights.  The Intellectual Property Assets constitute all of the issued patents, patent applications, inventions, trade secrets, trade names, trademarks, service marks, brandmarks, copyrights or registrations or applications therefor, and franchises owned by QuantRx with respect to the Lateral Flow Products.  To the Knowledge of QuantRx, the Intellectual Property Assets are not being infringed or violated by any other person or entity.  All Intellectual Property Assets, are, and upon the consummation of the transactions contemplated by this Agreement and the Related Documents will be, vested in Company, pursuant to the terms of this Agreement, free of any claims, liens, encumbrances or restrictions of whatever nature and QuantRx has not granted any license or right to the Intellectual Property Assets to any third party.  To the Knowledge of QuantRx, the Intellectual Property Assets do not infringe upon any patent or any proprietary rights, or intellectual property of any other person, firm, corporation or other entity.  The documents reflecting the Intellectual Property Assets are current and accurate and sufficient in detail and content to identify such Intellectual Property Assets.  Any employee or other person who, either alone or in concert with others, developed, invented, discovered, derived, programmed or designed any of the Intellectual Property Assets, or who has Knowledge of or access to material and proprietary information relating to the Intellectual Property Assets, has been put on notice that such Intellectual Property Assets are proprietary to QuantRx and are not to be divulged or misused and has executed a form of proprietary information and inventions agreement provided to and approved by Company.  To the Knowledge of QuantRx, the Intellectual Property Assets are presently valid and protectable and they have not been improperly used, divulged, or appropriated for the benefit of any past or present employees or other persons.

2.13         Tax Matters.  All taxes, including without limitation income, property, sales, use, franchise, added value, imposed by the United States or by any foreign country or by any state, municipality, subdivision or instrumentality of the United States or of any foreign country, or by any other taxing authority, which are due or payable by QuantRx in connection with the Assets, and all interest and penalties thereon, whether disputed or not, have been or will be paid in full; all tax returns required to be filed in connection therewith have been or will be accurately prepared and duly and timely filed or will be so filed after the Closing Date if due thereafter; and all deposits required by law to be made by QuantRx have been or will be duly made.  Nothing in this Section 2.13 shall be construed as limiting QuantRx’s right to dispute taxes levied upon it.

2.14         Environmental and Safety Matters.  QuantRx’s operations relating to the Lateral Flow Products have been in material compliance with, and QuantRx has complied in all material respect with all, and are not in violation of any, applicable United States federal, state and local laws, ordinances, regulations and orders relating to environmental matters (collectively, “Environmental Laws”), including, but not limited to, matters related to air pollution, water pollution, on-site or off-site hazardous substance handling, discharge, disposal or recovery, toxic or hazardous substances or materials, asbestos, PCBs, employee safety, and transportation or shipping safety, and, no notice of violation of any Environmental Laws have been received by QuantRx, nor, to the Knowledge of QuantRx, is any such notice threatened.  QuantRx has obtained all material environmental permits, temporary and otherwise, required for the lawful operation its business related to the Lateral Flow Products, and all such permits are in full force and effect, and QuantRx has not received notice that any such permits will be revoked, lapsed or otherwise subject to modification, nor to the Knowledge of QuantRx is any such notice of violation, lapse or modification threatened.

2.15         Customers and Suppliers.  Other than the Technology License Agreement, dated July 2008, by and between Church & Dwight Co., Inc. and QuantRx, QuantRx is not party to any agreements with customers or clients with respect to the sale of the Lateral Flow Products.  Section 2.15 of the Disclosure Schedule sets forth a list of all suppliers of QuantRx with respect to the Lateral Flow Products.

2.16         Disclosure; No Misstatements.  Neither this Agreement nor the Related Documents, nor any other document, certificate or written statement referenced in this Agreement or the Related Agreements or prepared or furnished by QuantRx or its representatives and furnished to Company or Company’s representatives, in connection herewith or therewith, contains any untrue statement of material fact or omits to state a material fact necessary in order to make the statements contained herein and therein not misleading as of the date hereof or thereof.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF COMPANY

Company hereby represents and warrants to QuantRx as follows:

3.1           Organization; Authority.  Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority to enter into this Agreement and perform its obligations hereunder.

3.2           Authority Relative to Agreement.  The execution, delivery and performance of this Agreement and the Related Agreements by Company and the consummation of the transactions contemplated hereby and therein, have been duly and validly authorized by all necessary corporate action of Company.  This Agreement and the Related Agreements have been duly executed and delivered and constitute the legal, valid and binding obligations of Company, each enforceable in accordance with their respective terms, except as limited by bankruptcy, insolvency, or other laws of general application relating to the enforcement of creditor’s rights.

3.3           No Conflict with Other Instruments or Agreements.  The execution, delivery and performance of this Agreement or the Related Agreements by Company will not result in a material breach or violation of, or constitute a material default under, Company’s organizational documents or any agreement to which Company is a parry or by which Company is bound or to which any of Company’s property is subject and, to the best of Company’s Knowledge, will not be in violation of any statute, judgment, order, rule or regulation in effect at the date hereof of any court or federal, state or other regulatory authority or governmental body having jurisdiction over Company.

ARTICLE 4

CONDITIONS PRECEDENT TO THE OBLIGATIONS OF COMPANY

Each and every obligation of Company under this Agreement to be performed on or before the Closing Date shall be subject to the satisfaction, on or before the Closing Date, of the following conditions precedent, except to the extent that Company shall have waived such satisfaction in writing:

4.1           Performance.  QuantRx shall have performed and complied with all agreements, covenants and conditions required by this Agreement to be performed and complied with by QuantRx on or before the Closing Date.

4.2           Conveyance Documents.  QuantRx shall have executed and delivered to Company all of the Conveyance Documents, in the form attached hereto (or, if there is no attached form, then in form and substance acceptable to Company).

4.3           Governmental Approvals.  As of the Closing, all authorizations, approvals or permits of or filings with any governmental authority that are required by law prior to and in connection with the transfer of the Assets or the transactions contemplated by this Agreement or the Related Documents shall have been duly obtained or made and shall be effective as of the Closing.

4.4           Release of Encumbrances.  QuantRx shall have provided to Company evidence of the release of all Encumbrances on the Assets in the form reasonably satisfactory to Company.

4.5           Repayment of Loan Amount.  QuantRx shall have repaid to NuRx all of the outstanding indebtedness under the senior secured promissory bridge note, dated June 25, 2009.

ARTICLE 5

CONDITIONS PRECEDENT TO THE OBLIGATIONS OF QUANTRX

Each and every obligation of QuantRx under this Agreement to be performed on or before the Closing Date shall be subject to the satisfaction, on or before the Closing Date, of each of the following conditions precedent, except to the extent that the QuantRx shall have waived in writing such satisfaction.

5.1           Performance.  Company shall have performed and complied with all agreements, covenants and conditions required by this Agreement to be performed and complied with by Company on or before the Closing Date.

5.2           Conveyance Documents.  Company shall have executed and delivered to QuantRx all Conveyance Documents required by their terms to be executed by Company, in the form attached hereto.

ARTICLE 6

INDEMNIFICATION

6.1           Grant of Indemnity.

 (a)           Indemnification by QuantRx.  As an inducement to Company to enter into this Agreement and the Related Documents, and acknowledging that Company is relying on the indemnification provided in this Section 6 in entering into this Agreement and the Related Documents, QuantRx agrees to indemnify, defend and hold harmless Company, NuRx and their respective employees, officers, directors, successors and assigns (collectively, “Affiliates”), from and against any claims, losses, liability, obligations, lawsuits, judgments, settlements, governmental investigations, deficiencies, damages, costs or expenses of whatever nature, whether Known or unknown, accrued, absolute, contingent or otherwise including, without limitation, interest, penalties, reasonable attorneys’ fees, costs of investigation and all amounts paid in defense or settlement of the foregoing, (collectively “Claims and Losses”), suffered or incurred by Company, NuRx or their respective Affiliates as a result of or in connection with the following:  (i) any and all debts, liabilities and obligations of QuantRx or related to the Assets, whether Known or unknown, accrued, absolute, contingent or otherwise, arising out of or relating to the Lateral Flow Products or related to the Assets prior to or on the Closing Date, or which arise after the Closing Date to the extent such debts, liabilities and obligations are based upon or arise out of any act, transaction, circumstance, state of facts or other conditions which occurred or existed on or before the Closing Date, whether or not then Known, accrued, due or payable; (ii) a material breach of any obligation, representation, warranty, covenant or agreement of QuantRx in this Agreement; (iii) except for matters covered under Company’s indemnification in Section 6.1(b), any litigation, to the extent such litigation arises out of or is based upon events or operative facts occurring prior to or on the Closing Date, in connection with QuantRx or the Assets, whether or not disclosed on the Disclosure Schedule, including, but not limited to, claims made by employees or former employees of QuantRx; (iv) any and all claims, including legal, administrative or creditor claims or actions, in connection with QuantRx or the Assets or the transfer of Assets hereunder, to the extent any fact material to any such claim or cause of action pleaded or stated there occurred prior to or on the Closing Date; and (v) costs and expenses (including reasonable attorneys’ fees) incurred by Company in connection with any demand, action, suit, proceeding, demand, assessment or judgment incident to any of the foregoing.  Notwithstanding anything to the contrary set forth in this Section 6.1(a), (i) QuantRx shall not be obligated to indemnify the Company, NuRx or any of their respective Affiliates until Claims and Losses incurred exceed $25,000 in the aggregate and (b) the maximum amount of indemnifiable Claims and Losses that may be recovered under this Section 6.1(a) shall not exceed $5,000,000.

 (b)           Indemnification by Company.  As an inducement to QuantRx to enter into this Agreement and the Related Documents, and acknowledging that QuantRx is relying on the indemnification provided in this Section 6 in entering into this Agreement and the Related Documents, Company agrees to indemnify, defend and hold harmless QuantRx, and its affiliates, employees, officers, directors, successors and assigns (collectively, “QuantRx Affiliates”), from and against any Claims and Losses suffered or incurred by QuantRx as a result of or in connection with the following:  (i) a material breach of any obligation, representation, warranty, covenant or agreement of Company in this Agreement, or because any representation or warranty by Company contained in this Agreement or any Related Document, in any document furnished or required to be furnished pursuant to this Agreement by Company to QuantRx, or any of their representatives, or any documents furnished to QuantRx in connection with the Closing hereunder, shall be false; (ii) any and all Claims and Losses of QuantRx, to the extent such Claims and Losses arise out of conduct related to the Assets or Lateral Flow Products by Company after the Closing, except for matters which are the subject of indemnification pursuant to Section 6.1(a)(i); and (iii) costs and expenses (including reasonable attorneys’ fees) incurred by QuantRx in connection with any action, suit, proceeding, demand, assessment or judgment incident to any of the foregoing.  Notwithstanding anything to the contrary set forth in this Section 6.1(b), (i) the Company shall not be obligated to indemnify the QuantRx or any of the QuantRx Affiliates until Claims and Losses incurred exceed $25,000 in the aggregate and (b) the maximum amount of indemnifiable Claims and Losses that may be recovered under this Section 6.1(b) shall not exceed $5,000,000.

6.2           Representation, Cooperation and Settlement.

 (a)           Each party agrees to give prompt notice to the other of any claim against the other which might give rise to a claim based on the indemnity contained in Section 6.1, stating the nature and basis of the claim and the amount thereof.

 (b)           In the event any claims, action, suit or proceeding is brought against a party (the “Indemnified Party”) with respect to which the other party (the “Indemnifying Party”) may have liability under the indemnity contained in Section 6.1, the Indemnified Party shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting from such claim, provided that Company shall not be required to permit QuantRx to assume the defense of any third party claim, which if not first paid, discharged, or otherwise complied with would result in a material interruption or cessation of the conduct of the Company’s Lateral Flow Products or any material part thereof or materially impair the value of the Assets.  Failure by the Indemnifying Party to notify the Indemnified Party of its election to defend any such claim or action by a third party within thirty (30) days after notice thereof shall have been given by the Indemnified Party, shall be deemed a waiver of any such election.  If the Indemnifying Party assumes the defense of such claim or litigation resulting therefrom, the obligations of the Indemnifying Party hereunder as to such claim shall include taking all steps reasonably necessary in the defense or settlement of such claim or litigation resulting therefrom, including the retention of competent counsel satisfactory to the Indemnified Party, and holding the Indemnified Party harmless from and against any and all damage resulting from, arising out of, or incurred with respect to any settlement approved by the Indemnifying Party or any judgment in connection with such claim or litigation resulting therefrom.  The Indemnifying Party shall not, in the defense of such claim or litigation, consent to the entry of any judgment (other than a judgment of dismissal on the merits without costs) except with the written consent of the Indemnified Party nor enter into any settlement (except with the written consent of the Indemnified Party) which does not include as an unconditional term thereof the giving by the claimant or the plaintiff to the Indemnified Party a release from all liability in respect to such claim or litigation in form and substance acceptable to the Indemnified Party.

 (c)           If the Indemnifying Party shall not assume the defense of any such claim by a third party or litigation resulting therefrom, the Indemnified Party may defend against such claim or litigation in such manner as it deems appropriate.  The Indemnifying Party shall, in accordance with the provisions hereof, promptly reimburse the Indemnified Party for the amount of any settlement reasonably entered into by the Indemnified Party and for all damage incurred by the Indemnified Party in connection with the defense against or settlement of such claim or litigation.

6.3           Survival of Representations and Warranties; Limitation of Liability.

 (a)           The representations and warranties of QuantRx contained in Article 2 above (excluding the representations contained in Section 2.1, 2.3 and 2.12), and the covenants of QuantRx contained in Article 6 of this Agreement, shall survive the Closing hereunder and shall continue in full force and effect for a period of 24 months after the Closing.  The representations contained in Sections 2.1, 2.3 and 2.12 shall survive the Closing hereunder and shall continue in full force and effect for a period of 36 months after the Closing.  A claim shall be deemed made under this Section 6.3(a) and shall not be deemed to be invalid by the terms of this Section 6.3(a) if Company sends written notice of such claim prior to the applicable expiration date of the survival period.

 (b)           The representations and warranties of Company contained in Article 3 above (excluding the representations contained in Section 3.1) and the covenants of Company contained in Article 6 of this Agreement shall survive the Closing hereunder and shall continue in full force and effect for a period of 24 months after the Closing.  The representations contained in Section 3.1 shall survive the Closing hereunder and shall continue in full force and effect for a period of 36 months after the Closing.  A claim shall be deemed made under this Section 6.3(b) and shall not be deemed to be invalid by the terms of this Section 6.3(b) if QuantRx sends written notice of such claim to Company prior to the expiration of the applicable expiration date of the survival period.

ARTICLE 7

CLOSING

7.1           Closing.  The closing (the “Closing”) shall be consummated at the offices of DLA Piper LLP (US), 4365 Executive Drive, 11th Floor, San Diego, California, at 10:00 a.m. (Pacific Time) on the date hereof.  The date of such Closing is herein referred to as the “Closing Date.”  At the Closing, the parties to this Agreement will exchange funds, documents, agreements, certificates, opinions and other instruments and documents so as to cause the terms and conditions of this Agreement to be satisfied.  All documents and instruments delivered at Closing pursuant to this Article 7 shall be dated and shall be effective for all purposes as of the Closing Date.

7.2           Deliveries By QuantRx.  At the Closing, (a) QuantRx shall execute and deliver to Company: (i)  the General Conveyance, (ii) the Development Agreement, (iii) the Patent Assignment, (iv) the Trademark Assignment and (v) the Non-Competition Agreement and (b) QuantRx shall issue and deliver to NuRx duly executed copies of (i) a warrant to purchase 2,000,000 shares of common stock, par value $0.01, of QuantRx (“Common Stock”), in the form attached hereto as Exhibit G-1 and (ii) a warrant to purchase 2,000,000 shares of Common Stock in the form attached hereto as Exhibit G-2.

7.3           Deliveries by Company.  At the Closing, Company shall execute and deliver to QuantRx, (i)  the General Conveyance, (ii) the Development Agreement, (iii) the Patent Assignment, (iv) the Trademark Assignment, and (v) the Non-Competition Agreement.

7.4           Filing of Patent Assignment and Trademark Assignment.  At the Closing, the Patent Assignment and Trademark Assignment shall be filed with the United States Patent Office, in a manner necessary to complete and perfect the assignments to Company, as determined by Company.

ARTICLE 8

TRANSACTIONS SUBSEQUENT TO THE CLOSING DATE

8.1           Further Assurances.  From time to time after the Closing Date, the parties shall execute, deliver and acknowledge all such further instruments of transfer and conveyance and shall perform all such other acts as any other party may reasonably request to more effectively transfer the Assets and to otherwise carry out the transactions contemplated by this Agreement and the Related Documents.

8.2           Sales and Use Taxes.  Any sales, use or other transfer tax which is payable as the result of the transactions contemplated by this Agreement shall be paid by Company in full compliance with applicable law.  Company will provide QuantRx with an appropriate resale certificate relating to the purchase of QuantRx’s inventory.

ARTICLE 9

MISCELLANEOUS PROVISIONS

9.1           Investigations and Survival.  The respective representations, warranties, covenants and agreements of QuantRx and Company herein and in the Related Documents, or in any certificates or other documents delivered prior to or at the Closing, shall not be deemed modified, waived or otherwise affected by any investigation made by any party or its representatives hereto nor shall the same be affected by the Closing.

9.2           Successors and Assigns.  This Agreement may not be assigned by a party without the prior written consent of the parties hereto, which consent shall not be unreasonably withheld or delayed.  Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors, assigns, heirs, legatees, executors and administrators of the parties.

9.3           Governing Law; Jurisdiction and Venue; Severability.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflicts of law.  If any term, covenant or condition of this Agreement is held to be to any extent invalid, void, or otherwise unenforceable by any court or arbitrator, the remainder of this Agreement shall not be affected thereby and each term, covenant and condition of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

9.4           Entire Agreement; Modification and Waiver.  This Agreement, together with the agreements and documents referred to herein, constitute the entire agreement between the parties hereto with respect to the subject matter hereof and supersede all prior and contemporaneous agreements and understandings.  All Exhibits and Schedules attached hereto are incorporated herein by this reference.  This Agreement may be modified, amended or supplemented only by a written instrument duly executed by all parties hereto.  No covenant, term or condition or the breach thereof shall be deemed waived, unless it is waived in writing and signed by the party against whom the waiver is claimed.  Any waiver of breach of any covenant, term or condition shall not be deemed to be a waiver of any preceding or succeeding breach of the same or any other covenant, term or condition.  The failure of any party to insist upon strict performance of any covenant, term or condition hereunder shall not constitute a waiver of such party’s right to demand strict compliance therewith in the future.  Time is of the essence for purposes of each and every provision of this agreement.

9.5           Notices.  All payments, notices, requests, demands and other communications required or permitted hereunder shall be in writing and shall be delivered personally (which shall include delivery by courier or overnight delivery service) or sent by certified or registered mail postage prepaid, certified or return receipt requested, or sent by telecopier or similar facsimile transmission, to the parties at their respective address set forth below or at such other address as shall be given in writing by a party to the other party.  Items delivered personally or by telecopier or facsimile shall be deemed delivered on the date of actual delivery; items sent by certified or regular mail shall be deemed delivered three (3) days after mailing.

If to QuantRx:	QuantRx Biomedical Corporation 100 S. Main Street, Suite 300 Doylestown, PA 18901 Facsimile No.: (267) 880-1596 Attention: Sasha Afanassiev, CFO
If to NuRx:	NuRx Pharmaceuticals, Inc. 18 Technology Drive, Suite 130 Irvine, CA 92618 Facsimile No.: (949) 336-7116 Attention: Steven Gershick, CFO

If to Company:	c/o QuantRx Biomedical Corporation 5920 NE 112th Avenue Portland, OR 97220 Facsimile No.: (503) 252-9732 Attention: Manager

9.6           Payment of Fees and Expenses.  Each party to this Agreement shall be responsible for, and shall pay, all of its own legal, accounting and other transactional fees and expenses incurred in the negotiation and preparation of this Agreement and the Related Documents and the transactions contemplated herein and therein.

9.7           Drafting Party.  The provisions of this Agreement, and the documents and instruments referred to herein, have been examined, negotiated, drafted and revised by counsel for each party hereto.

9.8           Counterparts.  This Agreement may be executed in multiple copies, each of which shall be deemed an original and all of which shall constitute a single agreement binding on all parties.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

“Company” QN DIAGNOSTICS, LLC, a Delaware Limited Liability Company		“QuantRx” QUANTRX BIOMEDICAL CORPORATION, a Nevada corporation

By: QuantRx Biomedical Corporation		By: /s/	Walter Witoshkin

By:	/s/ Walter Witoshkin	Title: Chief Executive Officer
Title: Chief Executive Officer

By: NuRx Pharmaceuticals, Inc.

By:	/s/ Dr. Harin Padma-Nathan
Title: Chief Executive Officer

“NuRx” NURX PHARMACEUTICALS, INC, a Nevada corporation

		By:	/s/ Dr. Hadma Padma-Nathan

Title: Chief Executive Officer

EXHIBIT A-1

List of Intellectual Property Assets

EXHIBIT A-2

List of Tangible Assets

EXHIBIT B

General Conveyance and Assignment

EXHIBIT C

Development and Services Agreement

EXHIBIT D

Patent Assignment

EXHIBIT E

Trademark Assignment

EXHIBIT F

Non-Competition Agreement

EXHIBIT G-1

Warrant

EXHIBIT G-2

Warrant